EXHIBIT 12.1

	Nine Months Ended
	September 30

	2008	2007	2007	2006	2005	2004	2003

Ratio of Earnings to Fixed Charges

Excluding interest on deposits	5.89	7.39	6.95	7.82	9.11	8.20	6.99
Including interest on deposits	1.61	1.60	1.54	1.74	2.20	2.07	2.00

Income before income taxes	9,845	10,942	13,577	13,789	14,048	9,531	8,821
Fixed Charges
Interest on short-term borrowings &
Long-term debt	1,914	1,608	2,141	1,884	1,609	1,213	1,354
Amortization of debt expense	-	-	-	-	-	-	-
Capitalized interest	-	-	-	-	-	-	-
One-third of net rental expense	101	104	141	138	123	111	118

Total Fixed Charges	2,015	1,712	2,282	2,022	1,732	1,324	1,472

Interest on Deposits	14,247	16,652	22,669	16,557	9,957	7,624	7,383